Exhibit 16.1

May 29, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 26, 2020, of Histogen Inc. (formerly Conatus Pharmaceuticals Inc.) and are in agreement with the statements contained in the third, fourth, and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP